Exhibit 99.2
Shell plc
Three and six month periods ended June 30, 2024
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 2nd QUARTER 2024 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
3,517	7,358	3,134	-52	Income/(loss) attributable to Shell plc shareholders		10,874	11,843	-8
6,293	7,734	5,073	-19	Adjusted Earnings	A	14,027	14,720	-5
16,806	18,711	14,435	-10	Adjusted EBITDA	A	35,517	35,867	-1
13,508	13,330	15,130	+1	Cash flow from operating activities		26,838	29,289	-8
(3,338)	(3,528)	(3,015)		Cash flow from investing activities		(6,866)	(7,253)
10,170	9,802	12,116		Free cash flow	G	19,972	22,037
4,719	4,493	5,130		Cash capital expenditure	C	9,211	11,631
8,950	8,997	9,653	-1	Operating expenses	F	17,947	18,964	-5
8,651	9,054	9,607	-4	Underlying operating expenses	F	17,704	18,900	-6
12.8%	12.0%	15.2%		ROACE[2]	D	12.8%	15.2%
75,468	79,931	84,366		Total debt	E	75,468	84,366
38,314	40,513	40,310		Net debt	E	38,314	40,310
17.0%	17.7%	17.3%		Gearing	E	17.0%	17.3%
2,817	2,911	2,731	-3	Oil and gas production available for sale (thousand boe/d)		2,864	2,816	+2
0.55	1.14	0.46	-52	Basic earnings per share ($)		1.70	1.73	-2
0.99	1.20	0.75	-18	Adjusted Earnings per share ($)	B	2.19	2.15	+2
0.3440	0.3440	0.3310	—	Dividend per share ($)		0.6880	0.6185	+11
1.Q2 on Q1 change
2.Effective first quarter 2024, the definition has been amended and comparative information has been revised. See Reference D.
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the first quarter 2024, reflected lower LNG trading and optimisation margins, lower refining margins, lower margins from crude and oil products trading and optimisation, and lower Integrated Gas and Upstream volumes, partly offset by higher Marketing margins and volumes.
Second quarter 2024 income attributable to Shell plc shareholders also included net impairment charges and reversals, and reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures. These items are included in identified items amounting to a net loss of $2.7 billion in the quarter. This compares with identified items in the first quarter 2024 which amounted to a net loss of $0.6 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.1 billion.
Cash flow from operating activities for the second quarter 2024 was $13.5 billion, and primarily driven by Adjusted EBITDA, and derivatives inflow, partly offset by tax payments of $3.4 billion, and working capital outflow of $0.3 billion.
Cash flow from investing activities for the quarter was an outflow of $3.3 billion, and included cash capital expenditure of $4.7 billion, and divestment proceeds of $0.8 billion.
Net debt and Gearing: At the end of the second quarter 2024, net debt was $38.3 billion, compared with $40.5 billion at the end of the first quarter 2024, mainly reflecting free cash flow, partly offset by share buybacks, cash dividends paid to Shell plc shareholders, interest payments, and lease additions. Gearing was 17.0% at the end of the second quarter 2024, compared with 17.7% at the end of the first quarter 2024, mainly driven by lower net debt.
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Shareholder distributions
Total shareholder distributions in the quarter amounted to $6.1 billion comprising repurchases of shares of $4.0 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the second quarter 2024 amount to $0.3440 per share. Shell has now completed $3.5 billion of share buybacks announced in the first quarter 2024 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the third quarter 2024 results announcement.
Half Year Analysis1
Half year 2024 income attributable to Shell plc shareholders, compared with the first half 2023, reflected lower LNG trading and optimisation margins, lower realised LNG and gas prices, lower trading and optimisation margins of power and pipeline gas, and lower refining margins, partly offset by lower operating expenses, higher Chemicals margins, and higher Integrated Gas and Upstream volumes.
By focusing the portfolio and simplifying the organisation, $1.7 billion of pre-tax structural cost reductions3 were delivered up to the second quarter 2024 compared with 2022 levels, with $0.7 billion in the first half 2024.
First half 2024 income attributable to Shell plc shareholders also included net impairment charges and reversals of $1.9 billion, reclassifications of $1.1 billion from equity to profit and loss of cumulative currency translation differences related to funding structures, and unfavourable movements of $0.6 billion due to the fair value accounting of commodity derivatives. These charges, reclassifications and unfavourable movements are included in identified items amounting to a net loss of $3.3 billion. This compares with identified items in the first half 2023 which amounted to a net loss of $2.1 billion.
Adjusted Earnings and Adjusted EBITDA2 for the first half 2024 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of negative $0.2 billion.
Cash flow from operating activities for the first half 2024 was $26.8 billion, and primarily driven by Adjusted EBITDA, and derivatives inflow of $1.0 billion, partly offset by tax payments of $6.1 billion, and working capital outflow of $3.0 billion.
Cash flow from investing activities for the first half 2024 was an outflow of $6.9 billion and included cash capital expenditure of $9.2 billion, net other investing cash outflows of $0.7 billion, divestment proceeds of $1.8 billion, and interest received of $1.2 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors4 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Structural cost reductions describe decreases in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
4.Not incorporated by reference.
SECOND QUARTER 2024 PORTFOLIO DEVELOPMENTS
Integrated Gas
In June 2024, we reached an agreement with Carne Investments Pte. Ltd., an indirect wholly owned subsidiary of Temasek, to acquire 100% of the shares in Pavilion Energy Pte. Ltd. Pavilion Energy includes a global LNG trading business with a contracted supply volume comprising of about 6.5 million tonnes per annum (mtpa).
In July 2024, we announced the final investment decision (FID) on the Manatee project, an undeveloped gas field in the East Coast Marine Area (ECMA) in Trinidad and Tobago.
In July 2024, we signed an agreement to invest in the Abu Dhabi National Oil Company’s (ADNOC) Ruwais LNG project in Abu Dhabi through a 10% participating interest. The Ruwais LNG project will consist of two 4.8 mtpa LNG liquefaction trains with a total capacity of 9.6 mtpa.
Upstream
In May 2024, the Atapu consortium announced the FID for the Atapu-2 project, a second floating production, storage and offloading (FPSO) vessel to be deployed at the Atapu field, within the offshore Santos basin in Brazil. The Atapu consortium includes Petrobras (65.7% - Operator), Shell (16.7%), TotalEnergies (15%), Petrogal Brasil (1.7%) and PPSA (0.9%).
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In July 2024, the operator of the Jerun field in Malaysia, SapuraOMV Upstream Sdn Bhd, has announced that first gas has been achieved. Jerun is operated by SapuraOMV Upstream (40%) in partnership with Sarawak Shell Berhad (30%) and PETRONAS Carigali Sdn Bhd (30%).
Marketing
In July 2024, we announced that we are temporarily pausing on-site construction work at our 820,000 tonnes a year biofuels facility at the Shell Energy and Chemicals Park Rotterdam in the Netherlands to address project delivery and ensure future competitiveness given current market conditions.
Chemicals and Products
In May 2024, we reached an agreement to sell our Energy and Chemicals Park in Singapore to CAPGC Pte. Ltd., a joint venture company between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd. The transaction will transfer all of Shell’s interest in Shell Energy and Chemicals Park Singapore to CAPGC.
In June 2024, we announced the FID for Polaris, a carbon capture project at the Shell Energy and Chemicals Park, Scotford in Alberta, Canada. Polaris is designed to capture approximately 650,000 tonnes of CO2 annually from the Shell-owned Scotford refinery and chemicals complex.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
2,454	2,761	757	-11	Segment earnings		5,215	3,169	+65
(220)	(919)	(1,744)		Of which: Identified items	A	(1,139)	(4,250)
2,675	3,680	2,501	-27	Adjusted Earnings	A	6,354	7,419	-14
5,039	6,136	4,831	-18	Adjusted EBITDA	A	11,175	12,315	-9
4,183	4,712	3,628	-11	Cash flow from operating activities	A	8,895	9,914	-10
1,151	1,041	1,089		Cash capital expenditure	C	2,192	1,901
137	137	142	—	Liquids production available for sale (thousand b/d)		137	140	-2
4,885	4,954	4,895	-1	Natural gas production available for sale (million scf/d)		4,919	4,860	+1
980	992	985	-1	Total production available for sale (thousand boe/d)		986	978	+1
6.95	7.58	7.17	-8	LNG liquefaction volumes (million tonnes)		14.53	14.35	+1
16.41	16.87	16.03	-3	LNG sales volumes (million tonnes)		33.28	33.00	+1
1.Q2 on Q1 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected the combined effect of lower contributions from trading and optimisation due to seasonality and realised prices (decrease of $531 million), lower volumes (decrease of $209 million), and unfavourable deferred tax movements ($149 million).
Second quarter 2024 segment earnings also included a charge of $122 million due to unrecoverable indirect tax receivables, and unfavourable movements of $98 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These charges and unfavourable movements are part of identified items and compare with the first quarter 2024 which included unfavourable movements of $887 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA and working capital inflows of $324 million, partly offset by tax payments of $1,039 million.
Total oil and gas production, compared with the first quarter 2024 decreased by 1% mainly due to higher maintenance, partly offset by production-sharing contract effects. LNG liquefaction volumes decreased by 8% mainly due to higher maintenance.
Half Year Analysis1
Segment earnings, compared with the first half 2023, reflected the combined effect of lower contributions from trading and optimisation and lower realised prices (decrease of $1,609 million), partly offset by higher volumes (increase of $230 million), lower operating expenses (decrease of $181 million), and favourable deferred tax movements ($148 million).
First half 2024 segment earnings also included unfavourable movements of $985 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These unfavourable movements are part of identified items and compare with the first half 2023 which included unfavourable movements of $2,481 million due to the fair value accounting of commodity derivatives, and net impairment charges and reversals of $1,700 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
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Cash flow from operating activities for the first half 2024 was primarily driven by Adjusted EBITDA, and a working capital inflow of $599 million, partly offset by tax payments of $1,506 million and net cash outflows related to derivatives of $1,213 million.
Total oil and gas production, compared with the first half 2023, increased by 1% mainly due to ramp-up of fields in Oman and Australia, partly offset by higher maintenance. LNG liquefaction volumes increased by 1% mainly due to lower unplanned maintenance in Australia.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
2,179	2,272	1,601	-4	Segment earnings		4,451	4,390	+1
(157)	339	(98)		Of which: Identified items	A	182	(120)
2,336	1,933	1,700	+21	Adjusted Earnings	A	4,270	4,509	-5
7,829	7,888	6,467	-1	Adjusted EBITDA	A	15,717	15,317	+3
5,739	5,727	4,519	—	Cash flow from operating activities	A	11,466	10,327	+11
1,829	2,010	2,029		Cash capital expenditure	C	3,839	3,899
1,297	1,331	1,283	-3	Liquids production available for sale (thousand b/d)		1,314	1,314	—
2,818	3,136	2,425	-10	Natural gas production available for sale (million scf/d)		2,977	2,749	+8
1,783	1,872	1,701	-5	Total production available for sale (thousand boe/d)		1,828	1,788	+2
1.Q2 on Q1 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected lower well write-offs (decrease of $313 million), and lower operating expenses (decrease of $149 million), partly offset by lower volumes (decrease of $149 million).
Second quarter 2024 segment earnings also included a loss of $143 million related to the impact of the weakening Brazilian real on a deferred tax position, and a loss of $122 million related to a tax settlement in Brazil, partly offset by a gain of $139 million related to the impact of inflationary adjustments in Argentina on a deferred tax position. These losses and gains are part of identified items, and compare with the first quarter 2024 which included a gain of $460 million related to the impact of inflationary adjustments in Argentina on a deferred tax position, partly offset by net impairment charges and reversals of $102 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $1,955 million.
Total production, compared with the first quarter 2024, decreased mainly due to higher scheduled maintenance, partly offset by new oil delivery.
Half Year Analysis1
Segment earnings, compared with the first half 2023, reflected unfavourable movements in deferred tax positions ($415 million), and higher well write-offs (increase of $366 million), partly offset by the net impact of higher realised oil and lower realised gas prices (increase of $197 million).
First half 2024 segment earnings also included gains of $599 million related to the impact of inflationary adjustments in Argentina on a deferred tax position, partly offset by a loss of $191 million related to the impact of the weakening Brazilian real on a deferred tax position and net impairment charges and reversals of $169 million. These gains and charges are part of identified items, and compare with the first half 2023 which included charges of $176 million from impairments, and charges of $127 million relating to Brazil Oil export tax, partly offset by gains of $140 million related to the impact of the strengthening Brazilian real on a deferred tax position.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2024 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $3,757 million.
Total production, compared with the first half 2023, increased mainly due to new oil delivery in Deep Water, partly offset by field decline.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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MARKETING

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
257	774	1,019	-67	Segment earnings[2]		1,031	2,203	-53
(825)	(7)	87		Of which: Identified items[2]	A	(832)	326
1,082	781	931	+39	Adjusted Earnings[2]	A	1,863	1,877	-1
1,999	1,686	1,670	+19	Adjusted EBITDA[2]	A	3,686	3,384	+9
1,958	1,319	1,296	+48	Cash flow from operating activities[2]	A	3,277	3,397	-4
644	465	709		Cash capital expenditure[2]	C	1,109	3,446
2,868	2,763	3,099	+4	Marketing sales volumes (thousand b/d)[2]		2,816	3,023	-7
1.Q2 on Q1 change
2.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.
The Marketing segment comprises the Mobility, Lubricants, and Sectors and Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services and the Wholesale commercial fuels business which provides fuels for transport, industry and heating. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors and Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected higher Marketing margins (increase of $187 million) mainly driven by improved Mobility unit margins and seasonal impact of higher volumes and higher Sectors and Decarbonisation margins. Lubricants margins were in line with the first quarter 2024. Segment earnings also reflected favourable tax movements ($63 million).
Second quarter 2024 segment earnings also included impairment charges of $783 million mainly relating to an asset in the Netherlands, and charges of $50 million related to redundancy and restructuring. These charges are part of identified items.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, working capital inflows of $153 million, and the timing impact of payments relating to emission certificates and biofuel programmes of $112 million. These inflows were partly offset by non-cash cost-of-sales adjustments of $74 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first quarter 2024, increased mainly due to seasonality.
Half Year Analysis1
Segment earnings, compared with the first half 2023, reflected unfavourable tax movements ($181 million), and higher depreciation charges (increase of $101 million) mainly due to asset acquisitions. These were partly offset by higher Marketing margins (increase of $203 million) including higher margins in Lubricants, Mobility and Sectors and Decarbonisation. Segment earnings also reflected lower operating expenses (decrease of $53 million).
First half 2024 segment earnings also included impairment charges of $786 million mainly relating to an asset in the Netherlands, charges of $65 million related to redundancy and restructuring, and net losses of $56 million related to the sale of assets, partly offset by favourable movements of $50 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These charges and favourable movements are part of identified items and compare with the first half 2023 which included gains of $298 million related to indirect tax credits, and favourable movements of $60 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the first half 2024 was primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $539 million, and non-cash cost-of-sales adjustments of $79 million. These inflows were partly offset by working capital outflows of $639 million, and tax payments of $191 million.
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Marketing sales volumes (comprising hydrocarbon sales), compared with the first half 2023, decreased mainly in Mobility including increased focus on value over volume.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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CHEMICALS AND PRODUCTS

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
587	1,157	307	-49	Segment earnings[2]		1,744	2,060	-15
(499)	(458)	(112)		Of which: Identified items[2]	A	(956)	(66)
1,085	1,615	419	-33	Adjusted Earnings[2]	A	2,700	2,126	+27
2,242	2,826	1,243	-21	Adjusted EBITDA[2]	A	5,068	4,157	+22
2,249	(349)	2,226	+745	Cash flow from operating activities[2]	A	1,900	3,502	-46
638	500	630		Cash capital expenditure[2]	C	1,138	1,190
1,429	1,430	1,335	—	Refinery processing intake (thousand b/d)		1,429	1,374	+4
3,052	2,883	2,828	+6	Chemicals sales volumes (thousand tonnes)		5,934	5,658	+5
1.Q2 on Q1 change
2.Wholesale commercial fuels, previously reported in the Chemicals and Products segment, is reported in the Marketing segment (Mobility) with effect from Q1 2024. Comparative information for the Marketing segment and the Chemicals and Products segment has been revised.
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected lower Products margins (decrease of $637 million) mainly driven by lower refining margins due to increased supply and lower margins from trading and optimisation. Segment earnings also reflected unfavourable tax movements ($92 million). These were partly offset by higher Chemicals margins (increase of $123 million) due to higher utilisation and improved margin environment. In addition, the second quarter 2024 reflected lower operating expenses (decrease of $101 million).
Second quarter 2024 segment earnings also included net impairment charges and reversals of $708 million mainly relating to assets in Singapore, partly offset by favourable movements of $156 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These charges and favourable movements are part of identified items, and compare with the first quarter 2024 which included unfavourable movements of $319 million due to the fair value accounting of commodity derivatives and impairment charges of $152 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the second quarter 2024, Chemicals had positive Adjusted Earnings of $50 million and Products had positive Adjusted Earnings of $1,035 million.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, the timing of payments relating to emissions and biofuel programmes of $417 million, and cash inflows relating to commodity derivatives of $304 million. These inflows were partly offset by working capital outflows of $361 million, tax payments of $186 million and non-cash cost-of sales adjustments of $59 million.
Chemicals manufacturing plant utilisation was 80% compared with 73% in the first quarter 2024, due to lower unplanned maintenance in North America.
Refinery utilisation was 92% compared with 91% in the first quarter 2024.
Half Year Analysis1
Segment earnings, compared with the first half 2023, reflected higher Chemicals margins (increase of $439 million) due to higher utilisation and improved margin environment. Segment earnings also reflected lower operating expenses (decrease of $473 million). These were partly offset by lower Products margins (decrease of $164 million) mainly driven by lower refining margins partly offset by higher margins from trading and optimisation. Segment earnings also included unfavourable tax movements ($126 million).
First half 2024 segment earnings also included net impairment charges and reversals of $860 million mainly relating to assets in Singapore, and unfavourable movements of $163 million relating to an accounting mismatch due to fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation
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of economic exposures on future purchases, sales and inventory. These charges are part of identified items, and compare with the first half 2023 which included net impairment charges and reversals of $148 million, partly offset by favourable movements of $135 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first half 2024, Chemicals had negative Adjusted Earnings of $63 million and Products had positive Adjusted Earnings of $2,764 million.
Cash flow from operating activities for the first half 2024 was primarily driven by Adjusted EBITDA, the timing impact of payments relating to emission certificates and biofuel programmes of $232 million, non-cash cost-of-sales adjustments of $148 million, and dividends (net of profits) from joint ventures and associates of $102 million. These inflows were partly offset by working capital outflows of $3,000 million, tax payments of $205 million, cash outflows relating to legal provisions of $180 million, and commodity derivatives of $98 million.
Chemicals manufacturing plant utilisation was 77% compared with 71% in the first half 2023, mainly due to higher economic optimisation in the first half 2023. The increase was also driven by ramp-up of Shell Polymers Monaca and lower unplanned maintenance in the first half 2024.
Refinery utilisation was 92% compared with 88% in the first half 2023, mainly due to lower planned and unplanned maintenance.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Half year
Q2 2024	Q1 2024	Q2 2023	%¹		Reference	2024	2023	%
(75)	553	540	-114	Segment earnings		478	2,745	-83
112	390	301		Of which: Identified items	A	501	2,112
(187)	163	239	-215	Adjusted Earnings	A	(24)	634	-104
(91)	267	452	-134	Adjusted EBITDA	A	175	1,128	-84
847	2,466	3,192	-66	Cash flow from operating activities	A	3,313	4,283	-23
425	438	556		Cash capital expenditure	C	863	996
74	77	67	-5	External power sales (terawatt hours)[2]		151	135	+12
148	190	172	-22	Sales of pipeline gas to end-use customers (terawatt hours)[3]		338	393	-14
1.Q2 on Q1 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected lower margins (decrease of $200 million) mainly due to trading and optimisation primarily in Europe as a result of lower seasonal demand and volatility as well as lower generation and energy marketing margins, and unfavourable tax movements ($94 million), partly offset by lower operating expenses (decrease of $52 million).
Second quarter 2024 segment earnings also included favourable movements of $223 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, and impairment charges of $155 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements and charges are part of identified items and compare with the first quarter 2024 which included favourable movements of $306 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by net cash inflows related to derivatives of $607 million, and working capital inflows of $225 million, partly offset by tax payments of $138 million, and Adjusted EBITDA.
Half Year Analysis1
Segment earnings, compared with the first half 2023, reflected lower margins (decrease of $831 million) mainly from trading and optimisation primarily in Europe due to lower volatility and declining prices, partly offset by lower operating expenses (decrease of $184 million).
First half 2024 segment earnings also included favourable movements of $529 million relating to an accounting mismatch due to fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $78 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements and charges are part of identified items and compare with the first half 2023 which included favourable movements of $2,125 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making for the first half 2024, which was partly offset by positive Adjusted Earnings from trading and optimisation.
Cash flow from operating activities for the first half 2024 was primarily driven by net cash inflows related to derivatives of $2,585 million, working capital inflows of $706 million, and Adjusted EBITDA, partly offset by tax payments of $382 million.
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1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters					Half year
Q2 2024	Q1 2024	Q2 2023	%¹		2024	2023	%
				Renewable power generation capacity (gigawatt):
3.3	3.2	2.5	+3	– In operation[2]	3.3	2.5	+35
3.8	3.5	4.6	+9	– Under construction and/or committed for sale[3]	3.8	4.6	-17
1.Q2 on Q1 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

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CORPORATE

Quarters			$ million		Half year
Q2 2024	Q1 2024	Q2 2023		Reference	2024	2023
(1,656)	(354)	(736)	Segment earnings[1]		(2,010)	(1,818)
(1,080)	14	(48)	Of which: Identified items	A	(1,066)	(72)
(576)	(368)	(689)	Adjusted Earnings[1]	A	(944)	(1,746)
(213)	(92)	(227)	Adjusted EBITDA[1]	A	(304)	(434)
(1,468)	(545)	269	Cash flow from operating activities	A	(2,013)	(2,134)
1.From the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the first quarter 2024, reflected unfavourable tax movements and unfavourable movements in currency exchange rate effects.
Second quarter 2024 segment earnings also included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income. This non-cash reclassification is part of identified items.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects and higher operating expenses.
Half Year Analysis1
Segment earnings, compared with the first half 2023, were primarily driven by favourable tax movements and favourable net interest movements.
First half 2024 segment earnings also included reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These reclassifications are included in identified items.
Adjusted EBITDA2 was mainly driven by favourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE THIRD QUARTER 2024
Cash capital expenditure for full year 2024 is expected to be within $22 - $25 billion.
Integrated Gas production is expected to be approximately 920 - 980 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.8 - 7.4 million tonnes. Third quarter 2024 outlook reflects scheduled maintenance across the portfolio.
Upstream production is expected to be approximately 1,580 - 1,780 thousand boe/d. Production outlook reflects the scheduled maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,700 - 3,200 thousand b/d.
Refinery utilisation is expected to be approximately 83% - 91%. Chemicals manufacturing plant utilisation is expected to be approximately 73% - 81%.
Corporate Adjusted Earnings are expected to be a net expense of approximately $500 - $700 million in the third quarter and a net expense of approximately $1,900 - $2,300 million for the full year 2024. This excludes the impact of currency exchange rate and fair value accounting effects.
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FORTHCOMING EVENTS

Date	Event
October 31, 2024	Third quarter 2024 results and dividends
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
74,463	72,478	74,578	Revenue[1]	146,942	161,538
898	1,318	629	Share of profit/(loss) of joint ventures and associates	2,216	2,210
(305)	907	813	Interest and other income/(expenses)[2]	602	1,294
75,057	74,703	76,020	Total revenue and other income/(expenses)	149,760	165,041
49,417	46,867	51,492	Purchases	96,284	108,994
5,593	5,810	6,041	Production and manufacturing expenses	11,403	12,049
3,094	2,975	3,314	Selling, distribution and administrative expenses	6,069	6,365
263	212	297	Research and development	475	550
496	750	444	Exploration	1,246	847
7,555	5,881	7,872	Depreciation, depletion and amortisation[2]	13,436	14,157
1,235	1,164	1,211	Interest expense	2,399	2,375
67,653	63,659	70,671	Total expenditure	131,312	145,339
7,404	11,044	5,348	Income/(loss) before taxation	18,447	19,702
3,754	3,604	2,195	Taxation charge/(credit)[2]	7,358	7,776
3,650	7,439	3,154	Income/(loss) for the period	11,089	11,926
133	82	20	Income/(loss) attributable to non-controlling interest	215	83
3,517	7,358	3,134	Income/(loss) attributable to Shell plc shareholders	10,874	11,843
0.55	1.14	0.46	Basic earnings per share ($)[3]	1.70	1.73
0.55	1.13	0.46	Diluted earnings per share ($)[3]	1.68	1.71
1.    See Note 2 “Segment information”.
2.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 4 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
3,650	7,439	3,154	Income/(loss) for the period	11,089	11,926
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
698	(1,995)	(267)	– Currency translation differences[1]	(1,296)	286
(12)	(6)	(7)	– Debt instruments remeasurements	(19)	12
14	53	100	– Cash flow hedging gains/(losses)	67	(80)
—	—	8	– Net investment hedging gains/(losses)	—	(44)
(6)	(14)	(53)	– Deferred cost of hedging	(20)	(55)
(50)	(12)	(10)	– Share of other comprehensive income/(loss) of joint ventures and associates	(62)	(46)
644	(1,974)	(229)	Total	(1,330)	73
			Items that are not reclassified to income in later periods:
310	439	(24)	– Retirement benefits remeasurements	749	(55)
(81)	78	16	– Equity instruments remeasurements	(3)	23
44	10	(24)	– Share of other comprehensive income/(loss) of joint ventures and associates	55	(32)
273	528	(32)	Total	801	(65)
917	(1,445)	(261)	Other comprehensive income/(loss) for the period	(529)	8
4,567	5,994	2,893	Comprehensive income/(loss) for the period	10,560	11,934
123	56	(15)	Comprehensive income/(loss) attributable to non-controlling interest	180	68
4,443	5,937	2,908	Comprehensive income/(loss) attributable to Shell plc shareholders	10,381	11,866
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	June 30, 2024	December 31, 2023
Assets
Non-current assets
Goodwill	16,538	16,660
Other intangible assets	9,387	10,253
Property, plant and equipment	189,656	194,835
Joint ventures and associates	25,098	24,457
Investments in securities	2,972	3,246
Deferred tax	5,888	6,454
Retirement benefits[1]	9,454	9,151
Trade and other receivables	6,808	6,298
Derivative financial instruments²	348	801
	266,150	272,155
Current assets
Inventories	26,449	26,019
Trade and other receivables	50,619	53,273
Derivative financial instruments²	11,724	15,098
Cash and cash equivalents	38,148	38,774
	126,940	133,164
Assets classified as held for sale[1]	1,692	951
	128,632	134,115
Total assets	394,783	406,270
Liabilities
Non-current liabilities
Debt	64,619	71,610
Trade and other payables	4,471	3,103
Derivative financial instruments²	2,438	2,301
Deferred tax	15,293	15,347
Retirement benefits[1]	6,701	7,549
Decommissioning and other provisions	22,574	22,531
	116,096	122,441
Current liabilities
Debt	10,849	9,931
Trade and other payables	63,943	68,237
Derivative financial instruments²	8,138	9,529
Income taxes payable	4,087	3,422
Decommissioning and other provisions	3,622	4,041
	90,639	95,160
Liabilities directly associated with assets classified as held for sale[1]	857	307
	91,496	95,467
Total liabilities	207,592	217,908
Equity attributable to Shell plc shareholders	185,407	186,607
Non-controlling interest	1,783	1,755
Total equity	187,190	188,362
Total liabilities and equity	394,783	406,270
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 7 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2024	544	(997)	21,145	165,915	186,607	1,755	188,362
Comprehensive income/(loss) for the period	—	—	(494)	10,874	10,381	180	10,560
Transfer from other comprehensive income	—	—	170	(170)	—	—	—
Dividends³	—	—	—	(4,387)	(4,387)	(150)	(4,537)
Repurchases of shares[4]	(17)	—	17	(7,020)	(7,020)	—	(7,020)
Share-based compensation	—	544	(213)	(406)	(76)	—	(76)
Other changes	—	—	—	(96)	(96)	(1)	(98)
At June 30, 2024	528	(454)	20,625	164,709	185,407	1,783	187,190
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	24	11,842	11,866	68	11,934
Transfer from other comprehensive income	—	—	(121)	121	—	—	—
Dividends[3]	—	—	—	(4,014)	(4,014)	(585)	(4,599)
Repurchases of shares[4]	(22)	—	22	(8,054)	(8,054)	—	(8,054)
Share-based compensation	—	500	(203)	(105)	192	—	192
Other changes	—	—	—	1	1	24	25
At June 30, 2023	562	(227)	20,854	169,272	190,461	1,633	192,094
1.    See Note 5 “Share capital”.
2.    See Note 6 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
7,404	11,044	5,348	Income before taxation for the period	18,447	19,702
			Adjustment for:
619	576	612	– Interest expense (net)	1,195	1,276
7,555	5,881	7,872	– Depreciation, depletion and amortisation[1]	13,436	14,157
269	554	204	– Exploration well write-offs	823	440
(143)	(10)	(53)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(154)	(98)
(898)	(1,318)	(629)	– Share of (profit)/loss of joint ventures and associates	(2,216)	(2,210)
792	738	884	– Dividends received from joint ventures and associates	1,530	1,780
(954)	(608)	1,171	– (Increase)/decrease in inventories	(1,562)	5,389
1,965	(195)	8,289	– (Increase)/decrease in current receivables	1,770	14,231
(1,269)	(1,949)	(4,573)	– Increase/(decrease) in current payables[2]	(3,218)	(15,379)
253	1,386	(907)	– Derivative financial instruments	1,638	(3,244)
(332)	(61)	14	– Retirement benefits	(392)	30
(332)	(600)	(282)	– Decommissioning and other provisions[2]	(931)	(492)
2,027	509	954	– Other[1]	2,536	624
(3,448)	(2,616)	(3,773)	Tax paid	(6,064)	(6,917)
13,508	13,330	15,130	Cash flow from operating activities	26,838	29,289
(4,445)	(3,980)	(4,614)	Capital expenditure	(8,424)	(10,774)
(261)	(500)	(436)	Investments in joint ventures and associates	(761)	(743)
(13)	(13)	(80)	Investments in equity securities	(25)	(114)
(4,719)	(4,493)	(5,130)	Cash capital expenditure	(9,211)	(11,631)
710	323	362	Proceeds from sale of property, plant and equipment and businesses	1,033	1,841
57	133	100	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	190	357
2	569	18	Proceeds from sale of equity securities	570	20
648	577	522	Interest received	1,224	970
883	857	1,908	Other investing cash inflows	1,740	2,607
(920)	(1,494)	(794)	Other investing cash outflows	(2,414)	(1,417)
(3,338)	(3,528)	(3,015)	Cash flow from investing activities	(6,866)	(7,253)
(179)	(107)	(186)	Net increase/(decrease) in debt with maturity period within three months	(286)	(272)
			Other debt:
132	167	362	– New borrowings	299	777
(4,154)	(1,532)	(1,774)	– Repayments	(5,686)	(3,228)
(1,287)	(911)	(1,158)	Interest paid	(2,198)	(2,027)
(115)	(297)	(152)	Derivative financial instruments	(412)	48
(1)	(4)	2	Change in non-controlling interest	(5)	(27)
			Cash dividends paid to:
(2,177)	(2,210)	(1,983)	– Shell plc shareholders	(4,387)	(4,013)
(82)	(68)	(575)	– Non-controlling interest	(150)	(585)
(3,958)	(2,824)	(3,624)	Repurchases of shares	(6,782)	(7,915)
(24)	(462)	86	Shares held in trust: net sales/(purchases) and dividends received	(486)	(146)
(11,846)	(8,248)	(9,003)	Cash flow from financing activities	(20,094)	(17,388)
(126)	(379)	(93)	Effects of exchange rate changes on cash and cash equivalents	(505)	199
(1,801)	1,175	3,020	Increase/(decrease) in cash and cash equivalents	(627)	4,848
39,949	38,774	42,074	Cash and cash equivalents at beginning of period	38,774	40,246
38,148	39,949	45,094	Cash and cash equivalents at end of period	38,148	45,094
1. See Note 8 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
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2.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the second quarter 2023 and the half year 2023 have been reclassified accordingly by $46 million and $172 million respectively to conform with current period presentation.
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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 244 to 316) for the year ended December 31, 2023, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 217 to 290) for the year ended December 31, 2023 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2023, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Going Concern
These unaudited Condensed Consolidated Interim Financial Statements have been prepared on the going concern basis of accounting. In assessing the appropriateness of the going concern assumption over the period to December 31, 2025 (the ‘going concern period’), management have stress tested Shell’s most recent financial projections to incorporate a range of potential future outcomes by considering Shell’s principal risks, potential downside pressures on commodity prices and long-term demand, and cash preservation measures, including reduced cash capital expenditure and shareholder distributions. This assessment confirmed that Shell has adequate cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due in order to continue its operations during the going concern period. Therefore, the Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these unaudited Condensed Consolidated Interim Financial Statements.
2.    Segment information
REVENUE AND CCS EARNINGS BY SEGMENT
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). The change in segmentation reflects the increasing alignment between the economic characteristics of wholesale commercial fuels and other Mobility businesses, and is consistent with changes in the information provided to the Chief Operating Decision Maker. Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between the Marketing and the Chemicals and Products segment (see below). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see below).

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Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
			Third-party revenue
9,052	9,195	7,938	Integrated Gas	18,247	18,869
1,590	1,759	1,533	Upstream	3,349	3,595
32,005	30,041	31,517	Marketing[2]	62,045	63,562
24,583	23,735	23,712	Chemicals and Products[2]	48,319	50,002
7,222	7,737	9,866	Renewables and Energy Solutions	14,959	25,485
11	11	12	Corporate	22	24
74,463	72,478	74,578	Total third-party revenue[1]	146,942	161,538
			Inter-segment revenue
2,157	2,404	2,940	Integrated Gas	4,560	6,474
10,102	10,287	8,859	Upstream	20,390	20,005
1,363	1,355	1,273	Marketing[2]	2,718	2,600
9,849	10,312	9,918	Chemicals and Products[2]	20,161	20,711
957	1,005	771	Renewables and Energy Solutions	1,962	2,246
—	—	—	Corporate	—	—
			CCS earnings
2,454	2,761	757	Integrated Gas	5,215	3,169
2,179	2,272	1,601	Upstream	4,451	4,390
257	774	1,019	Marketing[2]	1,031	2,203
587	1,157	307	Chemicals and Products[2]	1,744	2,060
(75)	553	540	Renewables and Energy Solutions	478	2,745
(1,656)	(354)	(736)	Corporate[3]	(2,010)	(1,818)
3,747	7,163	3,488	Total CCS earnings[4]	10,910	12,749
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2024 included income of $3,194 million (first quarter 2024: $1,643 million income; second quarter 2023: $4,247 million income). This amount includes both the reversal of prior losses of $73 million (first quarter 2024: $257 million gains; second quarter 2023: $27 million gains) related to sales contracts and prior losses of $227 million (first quarter 2024: $235 million losses; second quarter 2023: $88 million losses) related to purchase contracts that were previously recognised and where physical settlement took place in the second quarter 2024.
2.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the second quarter 2023 and the half year 2023 have been reclassified accordingly, by $4,944 million and $10,710 million respectively for Third-party revenue and by $48 million and $95 million respectively for CCS earnings to conform with current period presentation. For Inter-segment revenue the reallocation and revision of comparative figures for the second quarter 2023 and the half year 2023 led to an increase in inter-segment revenue in the Marketing segment of $1,150 million and $2,314 million respectively and an increase in the Chemicals and Products segment of $9,410 million and $19,638 million respectively.
3.From January 1, 2024, onwards costs for Shell's centrally managed longer-term innovation portfolio are reported as part of the Corporate segment. Prior period comparatives for Corporate for the second quarter 2023 and the half year 2023 have been revised by $35 million and $53 million respectively, with a net offsetting impact in all other segments to conform with current period presentation.
4.See Note 3 "Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt".

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.
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Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
			Capital expenditure
1,024	858	803	Integrated Gas	1,882	1,500
1,769	1,766	1,936	Upstream	3,535	3,688
644	427	695	Marketing[1]	1,071	3,423
601	474	624	Chemicals and Products[1]	1,074	1,183
377	421	483	Renewables and Energy Solutions	797	858
30	34	72	Corporate	64	122
4,445	3,980	4,614	Total capital expenditure	8,424	10,774
			Add: Investments in joint ventures and associates
127	184	286	Integrated Gas	310	401
60	244	93	Upstream	304	211
–	38	14	Marketing	38	23
37	26	3	Chemicals and Products	63	5
35	8	46	Renewables and Energy Solutions	43	91
1	–	(6)	Corporate	2	10
261	500	436	Total investments in joint ventures and associates	761	743
			Add: Investments in equity securities
–	–	–	Integrated Gas	–	–
–	–	–	Upstream	–	–
–	–	–	Marketing	–	–
–	–	2	Chemicals and Products	–	2
13	10	27	Renewables and Energy Solutions	22	46
–	3	51	Corporate	3	65
13	13	80	Total investments in equity securities	25	114
			Cash capital expenditure
1,151	1,041	1,089	Integrated Gas	2,192	1,901
1,829	2,010	2,029	Upstream	3,839	3,899
644	465	709	Marketing[1]	1,109	3,446
638	500	630	Chemicals and Products[1]	1,138	1,190
425	438	556	Renewables and Energy Solutions	863	996
32	37	117	Corporate	69	198
4,719	4,493	5,130	Total Cash capital expenditure	9,211	11,631
1.From January 1, 2024, onwards Wholesale commercial fuels has been reallocated from the Chemicals and Products segment to the Marketing segment. Comparatives for the second quarter 2023 and the half year 2023 have been reclassified accordingly by $39 million and $91 million respectively for capital expenditure and cash capital expenditure to conform with current period presentation.
Shell plc            Unaudited Condensed Interim Financial Report            24

3.Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
3,517	7,358	3,134	Income/(loss) attributable to Shell plc shareholders	10,874	11,843
133	82	20	Income/(loss) attributable to non-controlling interest	215	83
3,650	7,439	3,154	Income/(loss) for the period	11,089	11,926
			Current cost of supplies adjustment:
137	(332)	383	Purchases	(194)	1,030
(36)	84	(96)	Taxation	48	(267)
(5)	(28)	47	Share of profit/(loss) of joint ventures and associates	(33)	60
97	(276)	334	Current cost of supplies adjustment	(179)	823
			Of which:
89	(264)	326	Attributable to Shell plc shareholders	(175)	807
7	(12)	8	Attributable to non-controlling interest	(4)	16
3,747	7,163	3,488	CCS earnings	10,910	12,749
			Of which:
3,606	7,093	3,460	CCS earnings attributable to Shell plc shareholders	10,700	12,650
140	70	27	CCS earnings attributable to non-controlling interest	210	99
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
5,593	5,810	6,041	Production and manufacturing expenses	11,403	12,049
3,094	2,975	3,314	Selling, distribution and administrative expenses	6,069	6,365
263	212	297	Research and development	475	550
8,950	8,997	9,653	Operating expenses	17,947	18,964
RECONCILIATION OF TOTAL DEBT

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
June 30, 2024	March 31, 2024	June 30, 2023		June 30, 2024	June 30, 2023
10,849	11,046	12,114	Current debt	10,849	12,114
64,619	68,886	72,252	Non-current debt	64,619	72,252
75,468	79,931	84,366	Total debt	75,468	84,366
4.    Earnings per share
EARNINGS PER SHARE

Quarters				Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
3,517	7,358	3,134	Income/(loss) attributable to Shell plc shareholders ($ million)	10,874	11,843

			Weighted average number of shares used as the basis for determining:
6,355.4	6,440.1	6,793.4	Basic earnings per share (million)	6,397.7	6,855.8
6,417.6	6,504.3	6,854.2	Diluted earnings per share (million)	6,461.0	6,917.8
Shell plc            Unaudited Condensed Interim Financial Report            25

5.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

	Number of shares	Nominal value ($ million)
At January 1, 2024	6,524,109,049	544
Repurchases of shares	(199,993,563)	(17)
At June 30, 2024	6,324,115,486	528
At January 1, 2023	7,003,503,393	584
Repurchases of shares	(268,292,487)	(22)
At June 30, 2023	6,735,210,906	562
At Shell plc’s Annual General Meeting on May 21, 2024, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €150 million (representing approximately 2,147 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2025, or the end of the Annual General Meeting to be held in 2025, unless previously renewed, revoked or varied by Shell plc in a general meeting.
6.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2024	37,298	154	236	1,308	(17,851)	21,145
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(494)	(494)
Transfer from other comprehensive income	—	—	—	—	170	170
Repurchases of shares	—	—	17	—	—	17
Share-based compensation	—	—	—	(213)	—	(213)
At June 30, 2024	37,298	154	253	1,095	(18,175)	20,625
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	24	24
Transfer from other comprehensive income	—	—	—	—	(121)	(121)
Repurchases of shares	—	—	22	—	—	22
Share-based compensation	—	—	—	(203)	—	(203)
At June 30, 2023	37,298	154	220	936	(17,752)	20,854
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
7.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2023, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2024, are consistent with those used in the year ended December 31, 2023, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2023 and June 30, 2024 is a decrease of $3,374 million for the current assets and a decrease of $1,391 million for the current liabilities.
Shell plc            Unaudited Condensed Interim Financial Report            26

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	June 30, 2024	December 31, 2023
Carrying amount	49,868	53,832
Fair value¹	45,803	50,866
1.    Mainly determined from the prices quoted for these securities.
8. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
(305)	907	813	Interest and other income/(expenses)	602	1,294
			Of which:
616	588	599	Interest income	1,204	1,100
30	23	29	Dividend income (from investments in equity securities)	53	29
143	10	65	Net gains/(losses) on sales and revaluation of non-current assets and businesses	154	110
(1,169)	66	7	Net foreign exchange gains/(losses) on financing activities	(1,103)	(229)
74	219	113	Other	293	284

Net foreign exchange gains/(losses) on financing activities in the second quarter 2024 includes a loss of $1,104 million related to cumulative currency translation differences that were reclassified to profit and loss. The reclassification of these cumulative currency translation differences was principally triggered by changes in the funding structure of some of Shell's businesses in the United Kingdom. These currency translation differences were previously directly recognised in equity as part of accumulated other comprehensive income.
Depreciation, depletion and amortisation

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
7,555	5,881	7,872	Depreciation, depletion and amortisation	13,436	14,157
			Of which:
5,642	5,654	5,708	Depreciation	11,296	11,404
1,984	382	2,490	Impairments	2,365	3,079
(71)	(154)	(326)	Impairment reversals	(225)	(326)
Impairments recognised in the second quarter 2024 of $1,984 million pre-tax ($1,778 million post-tax) mainly relate to Marketing ($1,055 million), Chemicals and Products ($690 million) and Renewables and Energy Solutions ($141 million). The impairment in Marketing principally relates to a biofuels facility located in the Netherlands, triggered by a temporary pause of on-site construction work. The impairment in Chemicals and Products relates to an Energy and Chemicals Park located in Singapore, due to remeasurement of the fair value less costs of disposal triggered by a sales agreement reached. Impairments recognised in the first quarter 2024 of $382 million pre-tax ($332 million post-tax) include various smaller impairments in various segments. Impairments in the second quarter 2023 were mainly triggered by a change in the discount rate applied. Impairments recognised in the second quarter 2023 of $2,490 million pre-tax ($1,910 million post-tax) relate to an asset in Integrated Gas located in North America and various smaller impairments across segments.

Shell plc            Unaudited Condensed Interim Financial Report            27

Taxation charge/credit

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
3,754	3,604	2,195	Taxation charge/(credit)	7,358	7,776
			Of which:
3,666	3,525	2,195	Income tax excluding Pillar Two income tax	7,192	7,776
88	79	—	Income tax related to Pillar Two income tax	167	—
On June 20, 2023, the UK substantively enacted Pillar Two Model Rules, effective as from January 1, 2024.
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
698	(1,995)	(267)	Currency translation differences	(1,296)	286
			Of which:
(406)	(1,983)	(263)	Recognised in Other comprehensive income	(2,388)	288
1,104	(12)	(4)	(Gain)/loss reclassified to profit or loss	1,092	(2)
Amounts reclassified to profit and loss in the second quarter 2024 relate to cumulative currency translation differences that were reclassified to income (refer to Interest and other income above).

Condensed Consolidated Balance Sheet
Retirement benefits

$ million
	June 30, 2024	December 31, 2023
Non-current assets
Retirement benefits	9,454	9,151
Non-current liabilities
Retirement benefits	6,701	7,549
Surplus/(deficit)	2,753	1,602
Amounts recognised in the Balance Sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change in the net retirement benefit asset as at June 30, 2024, is mainly driven by an increase of the market yield on high-quality corporate bonds in the USA, the UK and Eurozone since December 31, 2023, partly offset by losses on plan assets.
Assets classified as held for sale

$ million
	June 30, 2024	December 31, 2023
Assets classified as held for sale	1,692	951
Liabilities directly associated with assets classified as held for sale	857	307
Assets classified as held for sale and associated liabilities at June 30, 2024 relate to an energy and chemicals park asset in Chemicals and Products in Singapore and various smaller assets. The major classes of assets and liabilities classified as held for sale at June 30, 2024, are Inventories ($1,310 million; December 31, 2023: $463 million), Property, plant and equipment ($215 million; December 31, 2023: $250 million), Debt ($377 million; December 31, 2023: $84 million) and Decommissioning and other provisions ($329 million; December 31, 2023: $75 million).
Shell plc            Unaudited Condensed Interim Financial Report            28

Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
2,027	509	954	Other	2,536	624
'Cash flow from operating activities - Other' for the second quarter 2024 includes $1,104 million inflow (first quarter 2024: zero; second quarter 2023: zero) representing reversal of the non-cash recycling of currency translation losses from other comprehensive income (refer to Interest and other income above). It also includes $620 million of net inflows (first quarter 2024: $188 million net inflows; second quarter 2023: $764 million net inflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America.

Shell plc            Unaudited Condensed Interim Financial Report            29

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Quarters				Half year
Q2 2024	Q1 2024	Q2 2023	$ million	2024	2023
3,517	7,358	3,134	Income/(loss) attributable to Shell plc shareholders	10,874	11,843
133	82	20	Income/(loss) attributable to non-controlling interest	215	83
89	(264)	326	Add: Current cost of supplies adjustment attributable to Shell plc shareholders	(175)	807
7	(12)	8	Add: Current cost of supplies adjustment attributable to non-controlling interest	(4)	16
3,747	7,163	3,488	CCS earnings	10,910	12,749

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	3,747	2,454	2,179	257	587	(75)	(1,656)
Less: Identified items	(2,669)	(220)	(157)	(825)	(499)	112	(1,080)
Less: CCS earnings attributable to non-controlling interest	140
Add: Identified items attributable to non-controlling interest	18
Adjusted Earnings	6,293
Add: Non-controlling interest	122
Adjusted Earnings plus non-controlling interest	6,415	2,675	2,336	1,082	1,085	(187)	(576)
Add: Taxation charge/(credit) excluding tax impact of identified items	3,947	940	2,312	359	297	(10)	49
Add: Depreciation, depletion and amortisation excluding impairments	5,642	1,375	2,750	548	867	95	6
Add: Exploration well write-offs	269	5	264
Add: Interest expense excluding identified items	1,149	44	166	10	23	1	904
Less: Interest income	616	—	(1)	—	30	(9)	595
Adjusted EBITDA	16,806	5,039	7,829	1,999	2,242	(91)	(213)
Less: Current cost of supplies adjustment before taxation	133			74	59
Joint ventures and associates (dividends received less profit)	(135)	96	(288)	(54)	46	64	—
Derivative financial instruments	713	(133)	9	7	304	607	(79)
Taxation paid	(3,448)	(1,039)	(1,955)	(17)	(186)	(138)	(113)
Other	(38)	(104)	(341)	(57)	263	180	20
(Increase)/decrease in working capital	(258)	324	484	153	(361)	225	(1,083)
Cash flow from operating activities	13,508	4,183	5,739	1,958	2,249	847	(1,468)

Shell plc            Unaudited Condensed Interim Financial Report            30

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	7,163	2,761	2,272	774	1,157	553	(354)
Less: Identified items	(641)	(919)	339	(7)	(458)	390	14
Less: CCS earnings attributable to non-controlling interest	70
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	7,734
Add: Non-controlling interest	70
Adjusted Earnings plus non-controlling interest	7,804	3,680	1,933	781	1,615	163	(368)
Add: Taxation charge/(credit) excluding tax impact of identified items	4,124	996	2,522	358	338	—	(91)
Add: Depreciation, depletion and amortisation excluding impairments	5,654	1,410	2,727	535	870	106	6
Add: Exploration well write-offs	554	8	546	—	—	—	—
Add: Interest expense excluding identified items	1,163	42	169	12	17	1	922
Less: Interest income	588	—	10	—	14	4	560
Adjusted EBITDA	18,711	6,136	7,888	1,686	2,826	267	(92)
Less: Current cost of supplies adjustment before taxation	(360)			(153)	(207)
Joint ventures and associates (dividends received less profit)	(582)	(197)	(546)	93	56	13	—
Derivative financial instruments	306	(1,080)	(3)	(39)	(402)	1,978	(149)
Taxation paid	(2,616)	(467)	(1,802)	(175)	(19)	(244)	91
Other	(97)	45	(231)	393	(378)	(30)	104
(Increase)/decrease in working capital	(2,752)	275	421	(792)	(2,639)	481	(499)
Cash flow from operating activities	13,330	4,712	5,727	1,319	(349)	2,466	(545)

Shell plc            Unaudited Condensed Interim Financial Report            31

Q2 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	3,488	757	1,601	1,019	307	540	(736)
Less: Identified items	(1,613)	(1,744)	(98)	87	(112)	301	(48)
Less: CCS earnings attributable to non-controlling interest	27
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	5,073
Add: Non-controlling interest	27
Adjusted Earnings plus non-controlling interest	5,101	2,501	1,700	931	419	239	(689)
Add: Taxation charge/(credit) excluding tax impact of identified items	2,813	831	1,693	241	(43)	105	(14)
Add: Depreciation, depletion and amortisation excluding impairments	5,708	1,447	2,778	486	883	110	4
Add: Exploration well write-offs	203	23	180	—	—	—	—
Add: Interest expense excluding identified items	1,210	29	120	12	(5)	1	1,053
Less: Interest income	599	1	3	—	11	2	582
Adjusted EBITDA	14,435	4,831	6,467	1,670	1,243	452	(227)
Less: Current cost of supplies adjustment before taxation	430			196	234
Joint ventures and associates (dividends received less profit)	327	119	28	25	114	41	—
Derivative financial instruments	(777)	(201)	9	(24)	(198)	(170)	(193)
Taxation paid	(3,773)	(1,279)	(2,346)	(178)	(104)	(86)	220
Other	461	(3)	(459)	444	311	—	168
(Increase)/decrease in working capital	4,886	162	819	(444)	1,094	2,954	301
Cash flow from operating activities	15,130	3,628	4,519	1,296	2,226	3,192	269
Shell plc            Unaudited Condensed Interim Financial Report            32

Half year 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	10,910	5,215	4,451	1,031	1,744	478	(2,010)
Less: Identified items	(3,310)	(1,139)	182	(832)	(956)	501	(1,066)
Less: CCS earnings attributable to non-controlling interest	210
Add: Identified items attributable to non-controlling interest	18
Adjusted Earnings	14,027
Add: Non-controlling interest	192
Adjusted Earnings plus non-controlling interest	14,219	6,354	4,270	1,863	2,700	(24)	(944)
Add: Taxation charge/(credit) excluding tax impact of identified items	8,071	1,936	4,834	717	635	(9)	(42)
Add: Depreciation, depletion and amortisation excluding impairments	11,296	2,785	5,477	1,084	1,737	201	12
Add: Exploration well write-offs	823	13	811
Add: Interest expense excluding identified items	2,312	87	335	22	40	2	1,825
Less: Interest income	1,204	—	9	—	44	(5)	1,155
Adjusted EBITDA	35,517	11,175	15,717	3,686	5,068	175	(304)
Less: Current cost of supplies adjustment before taxation	(227)			(79)	(148)
Joint ventures and associates (dividends received less profit)	(717)	(101)	(834)	38	102	78	—
Derivative financial instruments	1,019	(1,213)	5	(32)	(98)	2,585	(228)
Taxation paid	(6,064)	(1,506)	(3,757)	(191)	(205)	(382)	(23)
Other	(135)	(59)	(572)	337	(115)	151	124
(Increase)/decrease in working capital	(3,010)	599	905	(639)	(3,000)	706	(1,581)
Cash flow from operating activities	26,838	8,895	11,466	3,277	1,900	3,313	(2,013)
Shell plc            Unaudited Condensed Interim Financial Report            33

Half year 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
CCS earnings	12,749	3,169	4,390	2,203	2,060	2,745	(1,818)
Less: Identified items	(2,069)	(4,250)	(120)	326	(66)	2,112	(72)
Less: CCS earnings attributable to non-controlling interest	99
Add: Identified items attributable to non-controlling interest	—
Adjusted Earnings	14,720
Add: Non-controlling interest	99
Adjusted Earnings plus non-controlling interest	14,819	7,419	4,509	1,877	2,126	634	(1,746)
Add: Taxation charge/(credit) excluding tax impact of identified items	7,932	1,927	4,560	539	305	275	325
Add: Depreciation, depletion and amortisation excluding impairments	11,404	2,887	5,587	951	1,749	221	9
Add: Exploration well write-offs	439	23	415	—	—	—	—
Add: Interest expense excluding identified items	2,373	59	253	17	(2)	2	2,046
Less: Interest income	1,100	1	8	—	20	4	1,067
Adjusted EBITDA	35,867	12,315	15,317	3,384	4,157	1,128	(434)
Less: Current cost of supplies adjustment before taxation	1,090			530	560
Joint ventures and associates (dividends received less profit)	(153)	73	(486)	104	103	51	2
Derivative financial instruments	(2,563)	(2,618)	20	(29)	601	(313)	(224)
Taxation paid	(6,917)	(2,163)	(4,364)	(252)	(251)	(92)	206
Other	(95)	(40)	(473)	508	117	(23)	(184)
(Increase)/decrease in working capital	4,241	2,348	314	212	(665)	3,531	(1,499)
Cash flow from operating activities	29,289	9,914	10,327	3,397	3,502	4,283	(2,134)
Shell plc            Unaudited Condensed Interim Financial Report            34

Identified Items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items. Identified items in the tables below are presented on a net basis.

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	143	2	131	(60)	(8)	79	—
Impairment reversals/(impairments)	(1,932)	(18)	(80)	(1,055)	(619)	(161)	—
Redundancy and restructuring	(211)	(9)	(56)	(69)	(30)	(45)	(2)
Provisions for onerous contracts	(17)	(3)	(14)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	461	(102)	(29)	63	211	318	—
Other[1]	(1,271)	(130)	(168)	10	113	7	(1,103)
Total identified items included in Income/(loss) before taxation	(2,826)	(260)	(215)	(1,111)	(333)	198	(1,105)
Less: total identified items included in Taxation charge/(credit)	(157)	(40)	(58)	(286)	165	87	(25)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	135	1	114	(45)	(6)	71	—
Impairment reversals/(impairments)	(1,728)	(15)	(67)	(783)	(708)	(155)	—
Redundancy and restructuring	(147)	(6)	(33)	(50)	(23)	(33)	(1)
Provisions for onerous contracts	(14)	(3)	(11)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	319	(98)	(7)	45	156	223	—
Impact of exchange rate movements and inflationary adjustments on tax balances	49	10	(4)	—	—	—	43
Other[1]	(1,284)	(111)	(148)	7	83	5	(1,122)
Impact on CCS earnings	(2,669)	(220)	(157)	(825)	(499)	112	(1,080)
Impact on CCS earnings attributable to non-controlling interest	18	—	—	—	18	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(2,687)	(220)	(157)	(825)	(517)	112	(1,080)
1.Corporate includes reclassifications from equity to profit and loss of cumulative currency translation differences related to funding structures resulting in unfavourable movements of $1,122 million. These currency translation differences were previously recognised in other comprehensive income and accumulated in equity as part of accumulated other comprehensive income.
Shell plc            Unaudited Condensed Interim Financial Report            35

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	10	(3)	27	(15)	(9)	10	—
Impairment reversals/(impairments)	(227)	(8)	(96)	(4)	(178)	59	—
Redundancy and restructuring	(74)	(1)	(13)	(20)	(18)	(15)	(6)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(1,079)	(1,068)	(2)	6	(416)	400	—
Other	126	4	38	23	45	16	—
Total identified items included in Income/(loss) before taxation	(1,244)	(1,075)	(46)	(11)	(575)	469	(6)
Less: total identified items included in Taxation charge/(credit)	(604)	(157)	(385)	(4)	(118)	80	(20)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(4)	(2)	10	(11)	(7)	6	—
Impairment reversals/(impairments)	(186)	(5)	(102)	(3)	(152)	77	—
Redundancy and restructuring	(53)	(1)	(9)	(15)	(14)	(11)	(4)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(896)	(887)	—	5	(319)	306	—
Impact of exchange rate movements and inflationary adjustments on tax balances	403	(27)	412	—	—	—	18
Other	95	3	28	17	34	12	—
Impact on CCS earnings	(641)	(919)	339	(7)	(458)	390	14
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(641)	(919)	339	(7)	(458)	390	14
Shell plc            Unaudited Condensed Interim Financial Report            36

Q2 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	65	(16)	4	48	(4)	33	—
Impairment reversals/(impairments)	(2,164)	(1,900)	(72)	(48)	(102)	(42)	—
Redundancy and restructuring	(24)	5	(7)	(10)	(1)	(2)	(10)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	130	(330)	56	24	(17)	397	—
Other	(142)	—	(207)	88	(23)	—	—
Total identified items included in Income/(loss) before taxation	(2,136)	(2,241)	(227)	102	(146)	386	(10)
Less: total identified items included in Taxation charge/(credit)	(523)	(497)	(128)	14	(34)	85	38
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	50	(11)	1	38	(3)	25	—
Impairment reversals/(impairments)	(1,661)	(1,438)	(65)	(50)	(76)	(32)	—
Redundancy and restructuring	(17)	4	(4)	(8)	(1)	(1)	(7)
Provisions for onerous contracts	—	—	—	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	46	(293)	20	20	(11)	310	—
Impact of exchange rate movements and inflationary adjustments on tax balances	45	(6)	92	—	—	—	(41)
Other	(77)	—	(142)	88	(23)	—	—
Impact on CCS earnings	(1,613)	(1,744)	(98)	87	(112)	301	(48)
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(1,613)	(1,744)	(98)	87	(112)	301	(48)
Shell plc            Unaudited Condensed Interim Financial Report            37

Half year 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	154	(1)	158	(75)	(17)	89	—
Impairment reversals/(impairments)	(2,159)	(26)	(176)	(1,059)	(797)	(102)	—
Redundancy and restructuring	(284)	(10)	(69)	(90)	(49)	(60)	(7)
Provisions for onerous contracts	(17)	(3)	(14)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(619)	(1,169)	(31)	69	(205)	717	—
Other	(1,145)	(126)	(130)	33	158	24	(1,103)
Total identified items included in Income/(loss) before taxation	(4,070)	(1,336)	(261)	(1,123)	(908)	668	(1,111)
Less: total identified items included in Taxation charge/(credit)	(761)	(197)	(443)	(290)	48	167	(45)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	131	—	124	(56)	(13)	77	—
Impairment reversals/(impairments)	(1,914)	(20)	(169)	(786)	(860)	(78)	—
Redundancy and restructuring	(200)	(6)	(42)	(65)	(37)	(44)	(5)
Provisions for onerous contracts	(14)	(3)	(11)	—	—	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(576)	(985)	(8)	50	(163)	529	—
Impact of exchange rate movements and inflationary adjustments on tax balances	452	(17)	408	—	—	—	61
Other	(1,188)	(107)	(120)	25	118	18	(1,122)
Impact on CCS earnings	(3,310)	(1,139)	182	(832)	(956)	501	(1,066)
Impact on CCS earnings attributable to non-controlling interest	18	—	—	—	18	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(3,328)	(1,139)	182	(832)	(974)	501	(1,066)
Shell plc            Unaudited Condensed Interim Financial Report            38

Half year 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	110	(7)	52	41	(15)	39	—
Impairment reversals/(impairments)	(2,757)	(2,275)	(184)	(47)	(197)	(54)	—
Redundancy and restructuring	(33)	3	(6)	(17)	—	—	(13)
Provisions for onerous contracts	(24)	—	—	—	(24)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	681	(2,697)	349	68	165	2,795	—
Other	66	—	(210)	298	(23)	—	—
Total identified items included in Income/(loss) before taxation	(1,958)	(4,976)	2	342	(94)	2,781	(13)
Less: total identified items included in Taxation charge/(credit)	112	(726)	121	16	(28)	669	59
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	117	(5)	72	31	(11)	30	—
Impairment reversals/(impairments)	(2,117)	(1,700)	(176)	(49)	(148)	(44)	—
Redundancy and restructuring	(21)	2	(1)	(13)	(1)	—	(9)
Provisions for onerous contracts	(18)	—	—	—	(18)	—	—
Fair value accounting of commodity derivatives and certain gas contracts	(68)	(2,481)	93	60	135	2,125	—
Impact of exchange rate movements and inflationary adjustments on tax balances	60	(17)	140	—	—	—	(63)
Other	(22)	(49)	(247)	297	(23)	—	—
Impact on CCS earnings	(2,069)	(4,250)	(120)	326	(66)	2,112	(72)
Impact on CCS earnings attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on CCS earnings attributable to Shell plc shareholders	(2,069)	(4,250)	(120)	326	(66)	2,112	(72)
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b)
Shell plc            Unaudited Condensed Interim Financial Report            39

the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 4).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Effective first quarter 2024, the definition of capital employed has been amended to reflect the deduction of cash and cash equivalents. In addition, the numerator applied to ROACE on an Adjusted Earnings plus non-controlling interest basis has been amended to remove interest on cash and cash equivalents for consistency with the revised capital employed definition. Comparative information has been revised to reflect the updated definition. Also, the presentation of ROACE on a net income basis has been discontinued, as this measure is not routinely used by management in assessing the efficiency of capital employed.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
Management believes that the updated methodology better reflects Shell’s approach to managing capital employed, including the management of cash and cash equivalents alongside total debt and equity as part of the financial framework.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million	Quarters
	Q2 2024	Q1 2024	Q2 2023
Current debt	12,114	9,044	6,521
Non-current debt	72,252	76,098	77,220
Total equity	192,094	195,530	194,299
Less: Cash and cash equivalents	(45,094)	(42,074)	(38,970)
Capital employed – opening	231,366	238,598	239,069
Current debt	10,849	11,046	12,114
Non-current debt	64,619	68,886	72,252
Total equity	187,190	188,304	192,094
Less: Cash and cash equivalents	(38,148)	(39,949)	(45,094)
Capital employed – closing	224,511	228,286	231,366
Capital employed – average	227,939	233,442	235,218
Shell plc            Unaudited Condensed Interim Financial Report            40

$ million	Quarters
	Q2 2024	Q1 2024	Q2 2023
Adjusted Earnings - current and previous three quarters (Reference A)	27,558	26,338	33,988
Add: Income/(loss) attributable to NCI - current and previous three quarters	409	295	247
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(25)	(24)	105
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	7	(11)	15
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	27,935	26,620	34,325
Add: Interest expense after tax - current and previous three quarters	2,650	2,718	2,509
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	1,395	1,368	984
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	29,190	27,971	35,850
Capital employed – average	227,939	233,442	235,218
ROACE on an Adjusted Earnings plus NCI basis	12.8%	12.0%	15.2%
E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million
	June 30, 2024	March 31, 2024	June 30, 2023
Current debt	10,849	11,046	12,114
Non-current debt	64,619	68,886	72,252
Total debt	75,468	79,931	84,366
Of which lease liabilities	25,600	26,885	27,587
Add: Debt-related derivative financial instruments: net liability/(asset)	2,460	1,888	2,773
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,466)	(1,357)	(1,736)
Less: Cash and cash equivalents	(38,148)	(39,949)	(45,094)
Net debt	38,314	40,513	40,310
Total equity	187,190	188,304	192,094
Total capital	225,505	228,817	232,404
Gearing	17.0%	17.7%	17.3%

Shell plc            Unaudited Condensed Interim Financial Report            41

F.    Operating expenses and Underlying operating expenses
Operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q2 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,593	1,050	2,219	320	1,573	422	10
Selling, distribution and administrative expenses	3,094	64	62	2,295	293	279	101
Research and development	263	32	61	47	37	24	62
Operating expenses	8,950	1,146	2,341	2,662	1,902	725	173

Q1 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	5,810	956	2,269	366	1,634	579	5
Selling, distribution and administrative expenses	2,975	62	58	2,188	420	158	89
Research and development	212	26	58	34	34	12	49
Operating expenses	8,997	1,044	2,385	2,587	2,088	749	144

Q2 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	6,041	1,082	2,095	321	1,943	598	3
Selling, distribution and administrative expenses[1]	3,314	43	88	2,370	465	257	91
Research and development[1]	297	25	72	68	45	15	72
Operating expenses	9,653	1,150	2,255	2,759	2,454	870	165

Half year 2024	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	11,403	2,006	4,487	685	3,207	1,001	16
Selling, distribution and administrative expenses	6,069	126	120	4,483	713	437	190
Research and development	475	58	119	81	71	36	111
Operating expenses	17,947	2,190	4,726	5,249	3,990	1,475	317

Half year 2023	$ million
	Total	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate
Production and manufacturing expenses	12,049	2,217	4,326	695	3,679	1,117	15
Selling, distribution and administrative expenses[1]	6,365	65	175	4,458	993	501	172
Research and development[1]	550	54	138	125	85	28	120
Operating expenses	18,964	2,336	4,639	5,277	4,757	1,646	308
1.From the first quarter 2024, Wholesale commercial fuels forms part of Mobility with inclusion in the Marketing segment (previously Chemicals and Products segment). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact between Marketing and Chemicals and Products segments (see Note 2). Also, from the first quarter 2024, Shell's longer-term innovation portfolio is managed centrally and hence reported as part of the Corporate segment (previously all other segments). Prior period comparatives have been revised to conform with current year presentation with an offsetting impact on all the other segments (see Note 2).

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
8,950	8,997	9,653	Operating expenses	17,947	18,964
(210)	(73)	(23)	Redundancy and restructuring (charges)/reversal	(283)	(31)
(212)	—	(23)	(Provisions)/reversal	(212)	(33)
123	130	—	Other	252	—
(299)	57	(45)	Total identified items	(242)	(64)
8,651	9,054	9,607	Underlying operating expenses	17,704	18,900
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
13,508	13,330	15,130	Cash flow from operating activities	26,838	29,289
(3,338)	(3,528)	(3,015)	Cash flow from investing activities	(6,866)	(7,253)
10,170	9,802	12,116	Free cash flow	19,972	22,037
769	1,025	480	Less: Divestment proceeds (Reference I)	1,794	2,218
—	—	2	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	2
189	62	166	Add: Cash outflows related to inorganic capital expenditure[1]	251	2,313
9,590	8,839	11,804	Organic free cash flow[2]	18,429	22,135
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
13,508	13,330	15,130	Cash flow from operating activities	26,838	29,289
(954)	(608)	1,171	(Increase)/decrease in inventories	(1,562)	5,389
1,965	(195)	8,289	(Increase)/decrease in current receivables	1,770	14,231
(1,269)	(1,949)	(4,573)	Increase/(decrease) in current payables[1]	(3,218)	(15,379)
(258)	(2,752)	4,886	(Increase)/decrease in working capital	(3,010)	4,241
13,766	16,082	10,244	Cash flow from operating activities excluding working capital movements	29,848	25,049
1.To further enhance consistency between working capital and the Balance Sheet and the Statement of Cash Flows, from January 1, 2024, onwards movements in current other provisions are recognised in 'Decommissioning and other provisions' instead of 'Increase/(decrease) in current payables'. Comparatives for the second quarter 2023 and the half year 2023 have been reclassified accordingly by $46 million and $172 million respectively to conform with current period presentation.

I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Half year
Q2 2024	Q1 2024	Q2 2023		2024	2023
710	323	362	Proceeds from sale of property, plant and equipment and businesses	1,033	1,841
57	133	100	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	190	357
2	569	18	Proceeds from sale of equity securities	570	20
769	1,025	480	Divestment proceeds	1,794	2,218
J.    Structural cost reduction
The structural cost reduction target was introduced during Capital Markets Day in 2023 for the purpose of demonstrating how management drives cost discipline across the entire organisation, simplifying our processes, portfolio and streamlining the way we work.
Structural cost reduction describes decreases in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels. The 2025 target reflects annualised saving achieved by year-end 2025.
The total change between periods in underlying operating expenses will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations.

$ million
Structural cost reduction up to second quarter 2024 compared with 2022 levels	(1,739)

Underlying operating expenses 2023	39,201
Underlying operating expenses 2022	39,456
Total decrease in Underlying operating expenses	(255)
Of which:
Structural cost reductions	(987)
Change in Underlying operating expenses excluding structural cost reduction	732

Underlying operating expenses first half 2024	17,704
Underlying operating expenses first half 2023	18,900
Total decrease in Underlying operating expenses	(1,195)
Of which:
Structural cost reductions	(753)
Change in Underlying operating expenses excluding structural cost reduction	(442)
NEW PENSION LEGISLATION IN THE NETHERLANDS
Certain Shell pension schemes in the Netherlands need to be amended pursuant to the new Pension Act. It is the intention for the Stichting Shell Pensioenfonds (‘SSPF’) that all assets in the fund would transfer into a new defined contribution plan from January 1, 2027 and that any defined benefit obligation would cease to exist after December 31, 2026. On July 1, 2024 the transition plan was formally submitted to the Trustee Boards of SSPF. If they accept this plan, Shell will derecognise the pension surplus resulting in a loss in other comprehensive income. Subsequently, at the date of transition, a charge to the Consolidated Statement of Income is expected in respect of the surplus previously derecognised. The value of the expected impact is subject to market risks. The surplus of the SSPF as at June 30, 2024 is $3.9 billion.

PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Accounts (pages 14 to 28) and Form 20-F (pages 17 to 26) for the year ended December 31, 2023 and are summarised below. There are no material changes expected in those Risk Factors for the remaining 6 months of the financial year.
STRATEGIC RISKS
•We are exposed to macroeconomic risks, including fluctuating prices of crude oil, natural gas, oil products and chemicals.
•Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
•Our ability to achieve our strategic objectives depends on how we react to competitive forces.
•Rising concerns about climate change and effects of the energy transition could lead to a fall in demand and potentially lower prices for fossil fuels. Climate change could also have a physical impact on our assets and supply chains. This risk has resulted in adverse litigation and regulatory developments which may recur in the future, resulting in project delays or cancellations, potential additional litigation, operational restrictions and additional compliance obligations.
•We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide.
•An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new hydrocarbon or low-carbon opportunities or access capital markets, and on our licence to operate.
OPERATIONAL RISKS
•Some of the consequences of Russia's full-scale invasion of Ukraine remain unpredictable. The evolving geopolitical situation, including sanctions and export controls, has caused challenges to our operations, the security of our people, and has created new reputational exposure, both of which are likely to continue in the medium to longer term.
•The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules. This means subsequent downward adjustments are possible.
•Our future hydrocarbon production depends on the delivery of large and integrated projects and our ability to replace proved oil and gas reserves.
•The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
•A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
•We rely heavily on information technology systems in our operations.
•Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber disruption and acts of war that could have a material adverse effect on our operations.
•The Groningen region in the Netherlands continues to experience earthquakes induced by historical gas production activities, affecting local communities.
•We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial and commodity markets.
•Our future performance depends on the successful development and deployment of new technologies that provide new products and solutions.
•We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
•We mainly self-insure our hazard risk exposures. Consequently, we could incur significant financial losses from different types of risks that are not insured with third-party insurers.
•Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
CONDUCT AND CULTURE RISKS
•We are exposed to regulatory and conduct risk in our trading operations.

•Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of anti-bribery, tax-evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal proceedings and civil suits.
•The successful delivery of our strategy is dependent on our people and on a culture that aligns to our goals and reflects the changes we need to make as part of the energy transition.
OTHER (generally applicable to an investment in securities)
•The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
2024 PORTFOLIO DEVELOPMENTS
Integrated Gas
In June 2024, we reached an agreement with Carne Investments Pte. Ltd., an indirect wholly owned subsidiary of Temasek, to acquire 100% of the shares in Pavilion Energy Pte. Ltd. Pavilion Energy includes a global LNG trading business with a contracted supply volume comprising of about 6.5 million tonnes per annum (mtpa).
In July 2024, we announced the final investment decision (FID) on the Manatee project, an undeveloped gas field in the East Coast Marine Area (ECMA) in Trinidad and Tobago.
In July 2024, we signed an agreement to invest in the Abu Dhabi National Oil Company’s (ADNOC) Ruwais LNG project in Abu Dhabi through a 10% participating interest. The Ruwais LNG project will consist of two 4.8 mtpa LNG liquefaction trains with a total capacity of 9.6 mtpa.
Upstream
In January 2024, we reached an agreement to sell The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.
In May 2024, the Atapu consortium announced the FID for the Atapu-2 project, a second floating production, storage and offloading (FPSO) vessel to be deployed at the Atapu field, within the offshore Santos basin in Brazil. The Atapu consortium includes Petrobras (65.7% - Operator), Shell (16.7%), TotalEnergies (15%), Petrogal Brasil (1.7%) and PPSA (0.9%).
In July 2024, the operator of the Jerun field in Malaysia, SapuraOMV Upstream Sdn Bhd, has announced that first gas has been achieved. Jerun is operated by SapuraOMV Upstream (40%) in partnership with Sarawak Shell Berhad (30%) and PETRONAS Carigali Sdn Bhd (30%).
Marketing
In July 2024, we announced that we are temporarily pausing on-site construction work at our 820,000 tonnes a year biofuels facility at the Shell Energy and Chemicals Park Rotterdam in the Netherlands to address project delivery and ensure future competitiveness given current market conditions.
Chemicals and Products
In January 2024, we announced the final investment decision to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils, used in making high-quality lubricants such as engine and transmission oils. Crude oil processing will end at the Wesseling site by 2025 but will continue at the Godorf site.
In May 2024, we reached an agreement to sell our Energy and Chemicals Park in Singapore to CAPGC Pte. Ltd., a joint venture company between Chandra Asri Capital Pte. Ltd. and Glencore Asian Holdings Pte. Ltd. The transaction will transfer all of Shell’s interest in Shell Energy and Chemicals Park Singapore to CAPGC.
In June 2024, we announced the FID for Polaris, a carbon capture project at the Shell Energy and Chemicals Park, Scotford in Alberta, Canada. Polaris is designed to capture approximately 650,000 tonnes of CO2 annually from the Shell-owned Scotford refinery and chemicals complex.

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report, refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak, regional conflicts, such as the Russia-Ukraine war, and a significant cybersecurity breach; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2023 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, August 1, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “Net Carbon Intensity” or NCI are for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell’s Net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCI targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target, as this target is currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This Unaudited Condensed Interim Financial Report contains inside information.
August 1, 2024
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated interim financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Half yearly financial reports and audit reports / limited reviews; Inside Information

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2024
▪Cash and cash equivalents decreased to $38.1 billion at June 30, 2024, from $38.9 billion at March 31, 2024.
▪Cash flow from operating activities was an inflow of $13.5 billion for the second quarter 2024, which included a negative working capital movement of $0.3 billion.
▪Cash flow from investing activities was an outflow of $3.3 billion for the second quarter 2024, mainly driven by capital expenditure of $4.4 billion and other investing cash outflows of $0.9 billion, partly offset by other investing cash inflows of $0.9 billion and proceeds from sale of property, plant and equipment and businesses of $0.8 billion.
▪Cash flow from financing activities was an outflow of $11.8 billion for the second quarter 2024, mainly driven by debt repayments of $4.2 billion, repurchases of shares of $4.0 billion, and dividend payments to Shell plc shareholders of $2.2 billion.
▪Total current and non-current debt decreased to $75.5 billion at June 30, 2024, compared with $79.9 billion at March 31, 2024. Total debt excluding lease liabilities decreased by $3.2 billion and the carrying amount of lease liabilities decreased by $1.3 billion. In the second quarter 2024, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.2 billion in the second quarter 2024, compared with $2.0 billion in the second quarter 2023.
▪Dividends of $0.3440 per share are announced on August 1, 2024, in respect of the second quarter 2024. These dividends are payable on September 23, 2024.
LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2024
▪Cash and cash equivalents decreased to $38.1 billion at June 30, 2024, from $45.1 billion at June 30, 2023.
▪Cash flow from operating activities was an inflow of $26.8 billion for the six months ended June 30, 2024, which included a negative working capital movement of $3.0 billion.
▪Cash flow from investing activities was an outflow of $6.9 billion for the six months ended June 30, 2024, mainly driven by capital expenditure of $8.4 billion and other investing cash outflows of $2.4 billion, partly offset by other investing cash inflows of $1.7 billion and proceeds from sale of property, plant and equipment and businesses of $1.0 billion.
▪Cash flow from financing activities was an outflow of $20.1 billion for the six months ended June 30, 2024, mainly driven by repurchases of shares of $6.8 billion, debt repayments of $5.7 billion, and dividend payments to Shell plc shareholders of $4.4 billion.
▪Total current and non-current debt decreased to $75.5 billion at June 30, 2024, compared with $84.4 billion at June 30, 2023. Total debt excluding lease liabilities decreased by $6.9 billion and the carrying amount of lease liabilities decreased by $2.0 billion. In the six months ended June 30, 2024, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $4.4 billion in the six months ended June 30, 2024, compared with $4.0 billion in the six months ended June 30, 2023.

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2024. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2024
Equity attributable to Shell plc shareholders	185,407

Current debt	10,849
Non-current debt	64,619
Total debt[A]	75,468
Total capitalisation	260,875
[A] Of the total carrying amount of debt at June 30, 2024, $49.6 billion was unsecured, $25.9 billion was secured. $44.8 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2023: $48.4 billion) and $3.8 billion (December 31, 2023: $3.8 billion) was issued by BG Energy Capital Plc, a 100%-owned subsidiary of Shell plc with $2.9 billion (December 31, 2023: $2.9 billion) of its debt guaranteed by Shell plc.